SEC

18005424

SEC
Mail Processing
Section

MAR 01 2018

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RMS

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SEC FILE NUMBER
8-35603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitz Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Pacific Place, 1125 South 103rd Street, Suite 200
(No. and Street)

Omaha	NE	68124-1071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. Stoll 402-391-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center 312 Walnut Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Kenneth R. Stoll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitz Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Nebraska - General Notary
MARY E BICKELS
My Commission Expires
February 26, 2018

Signature

Vice President and CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weitz Securities, Inc.

Financial Statements

Year Ended December 31, 2017

Contents

EY
Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Weitz Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Weitz Securities, Inc., (the Company) as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2004.
February 27, 2018

A member firm of Ernst & Young Global Limited

Weitz Securities, Inc.

Statement of Financial Condition

December 31, 2017

Assets		
Marketable securities	$	281,115
Prepaid expenses		40,638
Total assets	$	321,753
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliate (Note 3)	$	40,638
Common stock, $1.00 par value 10,000 shares authorized; 10,000 shares issued and outstanding		10,000
Additional paid-in capital		200,541
Retained earnings		70,574
		281,115
Total liabilities and stockholder's equity	$	321,753

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Income

Year Ended December 31, 2017

Revenues	
Investment income	$ 2,119
Total revenues	2,119
Expenses (Note 3)	
Compensation and related benefits	2,444,163
Advertising and promotion	557,610
Travel and entertainment	262,021
Occupancy	128,058
Registration	51,193
Insurance	27,776
Legal and audit	39,410
Other	22,706
	3,532,937
Expenses reimbursed by affiliate (Note 3)	(3,532,937)
Net expenses	-
Net income	$ 2,119

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, beginning of year	$ 10,000	$ 200,541	$ 68,455	$ 278,996
Net income	-	-	2,119	2,119
Balance, end of year	$ 10,000	$ 200,541	$ 70,574	$ 281,115

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2017

Cash flows from operating activities		
Net income	$	2,119
(Increase) in prepaid expenses		(6,101)
Decrease in due to affiliate		6,101
Net increase (decrease) from operating activities		2,119
Cash flows from investing activities		
Purchase of marketable securities		(2,119)
Net (decrease) in cash and cash equivalents		-
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	-

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Notes to Financial Statements

December 31, 2017

1. Nature of the Business and Significant Accounting Policies

Nature of Business

Weitz Securities, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is subject to the examining authority of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority. The Company is the principal underwriter of the Weitz Funds, a family of mutual funds whose investment adviser is Weitz Investment Management, Inc. ("Weitz Inc.") an affiliate under common control with the Company. Since the Company's business is limited to the distribution of mutual funds, the Company claims exemption from SEC Rule 15c3-3, under paragraph k(1).

The following is a summary of significant accounting policies employed by the Company in the preparation of its financial statements:

Cash and Cash Equivalents

The Company classifies as cash equivalents those highly liquid investments that are both readily convertible into cash and present insignificant risk of changes in value because of changes in interest rates.

Marketable Securities

At December 31, 2017, marketable securities were comprised entirely of 28,112 shares of the Weitz Ultra Short Government Fund which are valued at the fund's reported net asset value. Weitz Inc. acts as investment adviser and transfer agent for this fund.

Various inputs can be used in determining the value of the Company's financial instruments. These inputs are used in determining the value of the Company's marketable securities and are summarized in the following fair value hierarchy:

Level 1 - quoted prices in active markets for identical securities,

Level 2 - other significant observable inputs (including quoted prices for similar securities),

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

Accordingly the Company's investment in marketable securities is classified as Level 1. There were no transfers between levels during 2017 and no level 3 securities during the year. There were no realized or unrealized gains on marketable securities during the year.

Advertising and Promotion
The Company expenses all advertising and promotion costs as incurred.

Income Taxes
The sole shareholder of the Company has elected to have the Company taxed for Federal and Nebraska income tax purposes as an S corporation under Section 1361 of the Internal Revenue Code and a corresponding section of the state income tax code. Under these provisions, the stockholder's share of the Company's net income or loss for the year is reported on the stockholder's individual tax returns. Accordingly, no provision has been made in the accompanying financial statements for Federal or state income tax expense.

The Company has reviewed its tax positions taken on its income tax returns for each of the three open tax years and as of December 31, 2017 and has determined that no provision for income taxes is required in the financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $215,177, which was $210,177 in excess of its required net capital. At December 31, 2017, the Company's aggregate indebtedness percentage to net capital was 18.89%.

3. Related Party Transactions

The Company acts as principal underwriter of the Weitz Funds under a distribution agreement that provides for no compensation.

Direct and allocated expenses, including compensation, benefits and rent, related to the Company's operations, totaling $3,532,937 were paid by Weitz Inc. on behalf of the Company pursuant to an expense reimbursement agreement. At December 31, 2017, $40,638 of such expenses were not yet reimbursed and are included in "Due to affiliate"

on the Statement of Financial Condition. The Company is economically dependent on Weitz Inc. continuing this practice of paying expenses of the Company. Weitz Inc. has represented that it will continue to support the operations of the Company.

4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

5. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Weitz Securities, Inc.

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

December 31, 2017

Total stockholder's equity from statement of financial condition	$ 281,115
Less non-allowable assets:	
Prepaid expenses	40,638
Less haircuts on securities, mutual fund	25,300
Net capital	$ 215,177
Total aggregate indebtedness	$ 40,638
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness, $40,638)	$ 5,000
Net capital in excess of minimum requirement	$ 210,177
Percentage of aggregate indebtedness to net capital	18.89%

There were no material differences between the audited Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 included in this report and the corresponding schedule included in the Company's unaudited December 31, 2017 Part IIA FOCUS filing.

Weitz Securities, Inc.

Schedule II - Statement Regarding Rule 15c3-3 and Possession and Control

December 31, 2017

The Company is exempt from the computation of reserve and possession and control requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934.

Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Weitz Securities, Inc.

We have reviewed management's statements, included in the accompanying Weitz Securities, Inc. Exemption Report, in which (1) Weitz Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2018

A member firm of Ernst & Young Global Limited

Weitz Securities, Inc. Exemption Report

Weitz Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k): (1)
(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

Weitz Securities, Inc.

I, Kenneth R. Stoll, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By ____________________
Vice President
February 27, 2018